UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

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NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: 09-30-2014

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I-- REGISTRANT INFORMATION

Vertical Computer Systems, Inc.

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Full Name of Registrant

Scientific Fuel Technologies, Inc.

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Former Name if Applicable

101 West Renner Road, Suite 300

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Address of Principal Executive Office (Street and Number)

Richardson, TX 75082

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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has experienced delays in resolving issues material to the Registrant’s financial statements. Accordingly, the Registrant is unable to file its Form 10-Q on or before the prescribed filing date. The Registrant expects to file the Form 10-Q within five days after the prescribed filing date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard Wade	(972)	437-5200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes | | No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

Revenues for the three months ended September 30, 2014 decreased by approximately $165,000 or 13% compared to the three months ended September 30, 2013, primarily due to a decrease in maintenance fees of EmPath. Revenues for the nine months ended September 2014, increased by approximately $2.1 million or 52% over prior year primarily due to licensing of our SiteFlash™ technology. Total operating expenses for the three months ended September 30, 2014 increased by approximately $384,000 or 42% compared to the three months ended September 30, 2013, primarily due to the impairment of software development costs and penalties. Total operating expenses increased approximately $2.5 million or 102% over prior year for the nine months ending September 30, 2014 primarily due to legal expenses, royalties and taxes related to licensing of our SiteFlash™ technology, consulting fees, penalties and impairment of software development costs.

Vertical Computer Systems, Inc.

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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

November 17, 2014	By:	/s/ Richard Wade
Richard Wade,
President and Chief Executive Officer
(Principal Executive Officer and
Principal Accounting Officer)